SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MARCH TRAFFIC DOWN 91% TO 0.5m GUESTS
77% LOAD FACTOR AS COVID-19 CONTINUES TO IMPACT TRAFFIC

Ryanair Holdings plc today (6 Apr) released March traffic statistics as follows:

	2020	2021	Growth
Ryanair Group	5.5m	0.5m	-91%

Rolling Annual	148.6m	27.5m (71% LF)	-81%

Ryanair operated approx. 5% of its normal March schedule with a 77% load factor.

ENDS

For further info

please contact:

Alejandra Ruiz                                    Piaras Kelly
Ryanair DAC                                       Edelman Ireland
Tel: +353-1-9451799                         Tel: +353-1-592 1330
press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 April, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary